Exhibit 12.2

TAMPA ELECTRIC COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Tampa Electric’s ratio of earnings to fixed charges for the periods indicated.

$ millions	Nine months Ended Sept. 30, 2003		Twelve months Ended Sept. 30, 2003		Year Ended December 31,
					2002	2001	2000	1999		1998
Income before income tax	$153.5		$202.3		$296.3	$274.7	$261.8	$226.3		$232.3
Interest expense (1)	87.4		102.8		80.4	81.8	84.7	81.7		67.4
Preferred stock dividends	—		—		—	—	—	—		—

Earnings before taxes and fixed charges	$240.9		$305.1		$376.7	$356.5	$346.5	$308.0		$299.7

Interest expense (1)	$87.4		$102.8		$80.4	$81.8	$84.7	$81.7		$67.4
Interest on refunding bonds	(0.4)		(0.8)		(0.9)	(1.0)	(1.0)	(1.0)		(1.0)
Preferred stock dividends	—		—		—	—	—	—		—

Total fixed charges	$86.8		$102.0		$79.5	$80.8	$83.7	$80.7		$66.4

Ratio of earnings to fixed charges	2.78x	(2)	2.99x	(2)	4.74x	4.41x	4.14x	3.82x	(3)	4.51x	(4)

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investments and fixed charges. Fixed charges consist of interest expense on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

(1)	Interest expense includes total interest expense, excluding AFUDC, and an estimate of the interest component of rentals.

(2)	Includes the effect of a $79.6 pretax charge recorded in the first quarter of 2003 related to turbine purchase cancellations. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this item been excluded from the calculations, the ratio of earnings to fixed charges would have been 3.69x and 3.77x for the nine and twelve months ended Sept. 30, 2003, respectively. See Footnote 5 below.

(3)	Includes the effect of other non-operating pretax items totaling $18.3 million recorded in the third and fourth quarters of 1999. Charges consisted of the following: $10.5 million recorded based on Florida Public Service Commission audits of Tampa Electric’s 1997 and 1998 earnings, which limited Tampa Electric’s equity ratio to 58.7 percent; $3.5 million to resolve litigation filed by the U.S. Environmental Protection Agency; and $4.3 million for corporate income tax settlements related to prior years’ tax returns. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.61x for the year ended Dec. 31, 1999. See Footnote 5 below.

(4)	Includes the effect of other non-operating pretax items totaling $16.9 million, as more fully explained in Note I to Item 8, Financial Statements and Supplementary Data of the Company’s Annual Report on Form 10-K for the 1998 fiscal year. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.77x for the year ended Dec. 31, 1998. See Footnote 5 below.

(5)	The following table sets forth a reconciliation of Tampa Electric’s ratio of earnings to fixed charges excluding certain charges and adjustments for the periods indicated.

$ millions	Nine months Ended Sept. 30, 2003	Twelve months Ended Sept. 30, 2003	Year Ended December 31,
			1999	1998
Earnings before taxes and fixed charges – as reported	$240.9	$305.1	$308.0	$299.7
Adjustment for:
Tax adjustment	—	—	4.3	—
Interest on tax adjustment	—	—	(12.7)	—
Asset valuations/write-offs	79.6	79.6	—	9.6
FPSC adjustment	—	—	10.5	7.3
EPA resolution	—	—	3.5	—

Adjusted earnings before taxes and fixed charges, excluding other charges	$320.5	$384.7	$313.6	$316.6

Total fixed charges – as reported	$86.8	$102.0	$80.7	$66.4
Adjustments for:
Interest on tax adjustment	—	—	(12.7)	—

Adjusted total fixed charges, excluding other charges	$86.8	$102.0	$68.0	$66.4

Adjusted ratio of earnings to fixed charges, excluding other charges	3.69x	3.77x	4.61x	4.77x

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